[TO APPEAR ON SIBE LETTERHEAD]
May 30, 2006
U.S. Securities & Exchange Commission
Attn: H. Christopher Owings
100 F Street, NE
Washington, DC 20549

Re:	Southern Iowa BioEngery LLC Amendment No. 4 to Registration Statement on Form SB-2 Filed May 17, 2006 File No. 333-131775
Dear Mr. Owings:
We are in receipt of your letter dated May 30, 2006 providing comments to Amendment No. 4 to Registration Statement on Form SB-2 as filed on May 17, 2006. The purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in the order set forth in your letter followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 5 to Form SB-2 and our revised marketing materials, which include the revisions made pursuant to your comments.
Directors, Executive Officers, Promoters and Control Persons, page 57
     1. We note your response to comment 2 of our letter dated May 12, 2006. Please describe the function of and any services provided by the advisory board. Please also disclose any payments made or to made to members of the advisory board. In addition, in the beneficial ownership table, disclose whether they hold any shares. Finally, please clarify the business experience of Mr. Galloway for the past five years by including the date of inception for Nodaway Valley Rural Development Group.
     Response: The Prospectus has been revised as suggested.
Marketing Materials
     2. We note your response to comment 3 in our letter dated May 12, 2006. We also note that your marketing materials continue to state that your facility will be built near Lamoni, but the prospectus states that the final site selection will not be made until the close of the offering. Please revise so that your marketing materials do not conflict with the disclosure in the prospectus.
     Response: The Marketing Materials have been revised as suggested.
Other Non-Substantive Revisions
In addition to the above-described updates, we may have also made minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Sincerely,
/s/ William T. Higdon
William T. Higdon, President